July 24, 2019

Nickolas Tabraue
President
Earth Science Tech, Inc.
8000 NW 31st Street, Unit 19
Doral, FL 33122

       Re: Earth Science Tech, Inc.
           Amendment No. 2 to
           Registration Statement on Form S-1
           Filed July 10, 2019
           File No. 333-230543

Dear Mr. Tabraue:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 17, 2019 letter.

Amendment No. 2 to Registration Statement on Form S-1 filed July 10, 2019

General

1. We note that if the receiver is not successful the company may be forced to liquidate its business and that this could result in a loss of the entire investment for the investors in this offering. Please clearly disclose this risk on the cover page of your prospectus.
2. Please tell us whether the Nevada District Court has approved the equity line financing and the proposed resale offering. If the court has not approved, or is not required to approve, these transactions please tell us why court approval has not been obtained or is not required. In this regard, if court approval is not required, please provide us with the receiver's legal authority to complete the transactions. Additionally, please provide us
 Nickolas Tabraue
Earth Science Tech, Inc.
July 24, 2019
Page 2
         with the January 11, 2019 order for appointment of receiver issued by the Nevada District
         Court. We may have further comment.
       You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,
FirstName LastNameNickolas Tabraue
                                                             Division of
Corporation Finance
Comapany NameEarth Science Tech, Inc.
                                                             Office of
Beverages, Apparel and
July 24, 2019 Page 2                                         Mining
FirstName LastName